Austin Legal Group, APC
Lawyers 3990 Old Town Ave, Ste A-112 San Diego, CA 92110 Licensed in California & Hawaii & Arizona Telephone (619) 924-9600 Facsimile (619) 881-0045	Writer’s Email: arden@austinlegalgroup.com
November 20, 2017

Pamela Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

Re:	Water Technologies International, Inc.

Offering Statement on Form 1-A

Filed September 26, 2017

File No. 024-10746

Ms. Long:

Please see below for responses to the Division’s letter dated October 20, 2017 regarding the above captioned matter. All questions have been addressed in an Amendment No. 1 to the Offering Statement on Form 1-A, filed November 20, 2017 (“Amendment”) by Water Technologies International, Inc. (the “Company”), as further herein detailed.

General

1.	We note your disclosure under Item 4 of Part I that the sum of the aggregate offering price of your offering is $750,000. Please reconcile such disclosure with the disclosure in your offering statement that you will be offering an aggregate of $1,071,429 of your common stock. Please also revise to clarify the offering price per share of common stock.

The disclosure in Part I was a scrivener’s error and the correct maximum offering amount is $1,071,429 based on a potential maximum offering price of $.001 and potential maximum shares to be offered of 1,071,428,572, each of which figures will be firmly set following qualification by the Division pursuant to Rule 253. The disclosures in Part I have been corrected.

Use of Proceeds

2.	We note your disclosure on page 25 that the balance of accrued officer compensation was $332,785 as of June 30, 2017. Please state whether or not the proceeds will be used to compensate or otherwise make payments to your officers or directors. Please also describe any anticipated material changes in the use of proceeds if all of the securities being qualified on the offering statement are not sold. See Instructions 2 and 3 to Item 6 of Form 1-A.

The Company intends to use up to $30,000.00 in offering proceeds towards payment of deferred compensation to William Scott Tudor. Please see the revisions under “USE OF PROCEEDS” in the Amendment, which also addresses how the Company’s Use of Proceeds will materially change in the event not all offered shares are sold.

3.	Please revise your registration statement to provide MD&A for the year ended December 31, 2016 as compared to December 31, 2015 or tell us why this disclosure has not been presented. Refer to Item 9 of Form 1-A of Regulation A.

Please see the “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” section of the Amendment which includes discussion for fiscal year 2015 compared to year 2016, which was inadvertently left out of the Company’s initial filing.

We appreciate your time and attention in this matter.

Sincerely,

AUSTIN LEGAL GROUP, APC

Arden E. Anderson, Esq.